U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Rosenwald, M.D.,        Lindsay                 A.
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   (Last)               (First)                 (Middle)

787 Seventh Avenue, 48th Floor
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                                    (Street)

New York,               New York                10019
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

1/25/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

Urogen Corp. (UROG)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock                               91,225                      D
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Common Stock                               1,704,706                   I                By The Aries Master Fund(1)
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Common Stock                               773,616                     I                By Aries Domestic Fund, L.P.(1)
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Common Stock                               120,315                     I                By Aries Domestic Fund II, L.P.(1)
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

               Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                        5. Ownership
                                                   3. Title and            4.           form of
                                                   Amount of               Conversion   Derivative
                          2. Date                  Securities              or           Security:
                          Exercisable and          Underlying              Exercise     Direct (D)
1. Title of Derivative    Expiration Date          Derivative              Price of     or Indirect  6.  Nature of Indirect
Security                  (Month/Day/              Security                Derivative   (I) (Instr.  Beneficial Ownership
     (Instr. 4)           Year)                    (Instr. 4)              Security     5)           (Instr. 5)
                          --------------------------------------------
                                                              Amount
                          Date       Expir-        Title        or
                          Exerci-    ation Date               Number
                          sable                              of Shares
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
Warrant                   1/25/2000  1/25/2005     Common       33,113     $0.75             D
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Warrant                   1/25/2000  1/25/2005     Common      374,703     $0.75             I       By The Aries Master Fund(1)
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Warrant                   1/25/2000  1/25/2005     Common      170,045     $0.75             I       By Aries Domestic Fund, L.P.(1)
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Warrant                   1/25/2000  1/25/2005     Common       26,446     $0.75             I       By Aries Domestic Fund, L.P.(1)
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

Explanation of Responses:

(1) See Attachment A


/s/ Lindsay Rosenwald                        February 3, 2000
----------------------------                 ----------------
**Lindsay A. Rosenwald, M.D.                      Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                  ATTACHMENT A

Reporting Person:       Lindsay A. Rosenwald, M.D.
Issuer:                 Urogen Corp.
Statement For:          January 2000

Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of each of Aries Domestic Fund, L.P. ("Aries I") and Aries Domestic Fund II, L.P. (Aries
II) and also serves as the investment manager of the The Aries Master Fund ("Master Fund"). Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.


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